# Pepco Holdings, Inc. Parent
## Balance Sheet
*(Dollars in Thousands)*
*(Unaudited)*

|  | Actual December 31, 2003 |
|---|---|
| **ASSETS** | |
| **Current Assets** | |
| Cash and cash equivalents | 73.5 |
| Accounts receivable | 0.6 |
| Accounts receivable from associated companies | - |
| Taxes receivable | 1.5 |
| Notes receivable to associated companies | 994.8 |
|  | 1,070.4 |
| **Investments and Other Assets** | |
| Investment in consolidated companies | 4,089.2 |
| Deferred income taxes | 63.8 |
| Other | 16.1 |
|  | 4,169.1 |
| **Property, Plant and Equipment** | |
| Intangible assets | 13.7 |
| Less accumulated amortization | 7.8 |
|  | 5.9 |
| **Total Assets** | 5,245.4 |
| **LIABILITIES AND OWNER'S EQUITY** | |
| **Current Liabilities** | |
| Short-term debt | 200.0 |
| Accounts payable | 1.8 |
| Accounts payable to associated companies | - |
| Interest accrued | 41.5 |
| Other | - |
|  | 243.3 |
| **Long-Term Debt** | 1,998.8 |
| **Capitalization** | |
| Construction loan | - |
| Common stock | 1.7 |
| Additional paid-in capital | 2,243.5 |
| Other comprehensive loss | (22.7) |
| Treasury stock | (0.2) |
| Retained earnings | 781.0 |
| Total equity | 3,003.3 |
| Total capitalization | 3,003.3 |
| **Total Capitalization and Liabilities** | 5,245.4 |